Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 21, 2011, except for Notes 1A and 4 as to which the date is August 17, 2011, with respect to the 2010 consolidated financial statements and schedule of Cooper-Standard Holdings Inc., and our report dated March 21, 2011, with respect to the effectiveness of internal control over financial reporting of Cooper-Standard Holdings Inc. as of December 31, 2010, included in or incorporated by reference in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-175637) and related Prospectus of Cooper-Standard Holdings Inc. for the registration of common stock, 7% cumulative participating convertible preferred stock, and warrants to purchase shares of common stock.

/s/ Ernst & Young LLP

Detroit, Michigan

August 17, 2011